                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 [FEE REQUIRED]

         For the year ended December 31, 1996

                                       OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from____________________ to ________________________

Commission file number:  0-14399


                           (Name and Address of Plan)

                      Golden Comprehensive Security Program
                   850 Third Avenue, New York, New York 10022
        Registrant's telephone number including area code: (212) 583-6700


                          (Name and Address of Issuer)

                     Golden Books Family Entertainment, Inc.
                   850 Third Avenue, New York, New York 10022





This document consists of 24 pages. The Exhibit Index begins on page 20.

                     Golden Comprehensive Security Program

                             Financial Statements

                    Years ended December 31, 1996 and 1995




                                   CONTENTS

Report of Independent Auditors............................................ 1

Financial Statements

Statements of Net Assets Available for Benefits........................... 2
Statements of Changes in Net Assets Available for Benefits................ 4
Notes to Financial Statements............................................. 6


All funds of the Plan are held in a Master Trust.
   As a result, supplemental schedules are omitted because they are inapplicable under the Department of Labor's Rules and Regulations.

                        Report of Independent Auditors

The Plan Administrator
Golden Comprehensive Security Program

We have audited the accompanying statement of net assets available for benefits of the Golden Comprehensive Security Program (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 1995, were audited by other auditors whose report dated April 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996, and the changes in its net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ERNST & YOUNG LLP

June 27, 1997

                                     Golden Comprehensive Security Program

                               Statements of Net Assets Available for Benefits

                                              December 31, 1996

                                                                                Putnam
                                               Parent        Guaranteed         Growth          Putname         Putnam
                                               Company         Income         and Income     Global Growth    Investors
                                             Stock Fund       Contracts          Fund            Fund            Fund
                                           -------------------------------------------------------------------------------
ASSETS
Investment funds                                $        -     $          -     $8,698,817       $3,753,474     $5,508,337
Guaranteed income contracts                              -      18,200,293               -                -              -
Parent Company stock                             1,084,444               -               -                -              -
Loans receivable from participants                       -               -               -                -              -
                                           -------------------------------------------------------------------------------
                                                 1,084,444      18,200,293       8,698,817        3,753,474      5,508,337
Receivables:
   Employer contribution receivable                835,400           7,000          11,181            7,147          9,120
   Employee contribution receivable                  5,839          17,453          27,496           18,295         22,631
                                           -------------------------------------------------------------------------------
Total assets                                     1,925,683      18,224,746       8,737,494        3,778,916      5,540,088

LIABILITIES
Payable to third parties                                 -          82,917               -                -              -
                                           -------------------------------------------------------------------------------
Net assets available for benefits               $1,925,683     $18,141,829      $8,737,494       $3,778,916     $5,540,088
                                           ===============================================================================

                                                Putnam             George
                                                  New              Putname
                                             Opportunities          Fund             Loan
                                                  Fund            of Boston          Fund            Total
                                           --------------------------------------------------------------------
ASSETS
Investment funds                                $11,953,378       $4,362,935      $        -      $34,276,941
Guaranteed income contracts                               -                -               -       18,200,293
Parent Company stock                                      -                -               -        1,084,444
Loans receivable from participants                        -                -       1,381,186        1,381,186
                                           --------------------------------------------------------------------
                                                 11,953,378        4,362,935       1,381,186       54,942,864
Receivables:
   Employer contribution receivable                  25,993            4,210               -          900,051
   Employee contribution receivable                  66,065           10,890               -          168,669
                                           --------------------------------------------------------------------
Total assets                                     12,045,436        4,378,035       1,381,186       56,011,584

LIABILITIES
Payable to third parties                                  -                -               -           82,917
                                           --------------------------------------------------------------------
Net assets available for benefits               $12,045,436       $4,378,035      $1,381,186      $55,928,667
                                           ====================================================================

See accompanying notes.

                     Golden Comprehensive Security Program

                               December 31, 1995




                                                                        Total
                                                                     -----------
ASSETS
Investment funds                                                     $19,806,644
Guaranteed investment contracts                                       38,277,908
Parent Company stock                                                     600,926
Loans receivable from participants                                     1,908,930
Accrued income receivable                                                208,697
                                                                     -----------
                                                                      60,803,105
Receivables:
   Employer contribution receivable                                      961,829
   Employee contribution receivable                                      188,146
                                                                     -----------
Total assets                                                          61,953,080

LIABILITIES
Payable to third parties                                                  31,815
                                                                     -----------
Net assets available for benefits                                    $61,921,265
                                                                     ===========

See accompanying notes.

                     Golden Comprehensive Security Program

          Statements of Changes in Net Assets Available for Benefits

                         Year ended December 31, 1996

                                                                                                       Putnam
                                                                          Parent       Guaranteed      Growth        Putnam
                                           Conservative   Aggressive      Company        Income      and Income  Global Growth
                                           Equity Fund   Equity Fund    Stock Fund     Contracts        Fund          Fund
                                      --------------------------------------------------------------------------------------
Interest and dividends                  $          -   $          -   $        -   $  1,788,981    $  694,189    $  265,571
Appreciation (depreciation)                  139,893       182,691       247,024              -       213,705       (30,268)
                                      --------------------------------------------------------------------------------------
Total investment (loss) income               139,893       182,691       247,024      1,788,981       907,894       235,303

Contributions:
   Employer                                   58,942        57,023       868,667        163,665       127,093        75,027
   Participants                              167,907       168,354       138,058        612,544       344,113       217,450
                                      --------------------------------------------------------------------------------------
                                             226,849       225,377     1,006,725        776,209       471,206       292,477
                                      --------------------------------------------------------------------------------------
Total additions                              366,742       408,068     1,253,749      2,565,190     1,379,100       527,780

   Benefit payments                          551,444       630,778       110,645      9,432,770       811,379       198,450
   Administrative expenses                         -             -            11         83,712           340           150
                                      --------------------------------------------------------------------------------------
Total deductions                             551,444       630,778       110,656      9,516,482       811,719       198,600
                                      --------------------------------------------------------------------------------------

Transfer of assets between funds          (6,341,355)   (5,633,279)       52,214    (21,348,494)    8,175,763     3,449,736
Transfer of assets (to) from other                 -             -       (11,418)      (429,655)       (5,650)            -
   plans
                                      --------------------------------------------------------------------------------------
Net increase (decrease)                   (6,526,057)   (5,855,989)    1,183,889    (28,729,441)    8,737,494     3,778,916
Net assets available for benefits at
   beginning of year                       6,526,057     5,855,989       741,794     46,871,270             -             -
                                      --------------------------------------------------------------------------------------
Net assets available for benefits
   at end of year                       $          -   $         -    $1,925,683   $ 18,141,829    $8,737,494    $3,778,916
                                      ======================================================================================


                                                        Putnam
                                           Putnam         New       George Putnam
                                         Investors   Opportunities      Fund           Loan
                                           Fund          Fund        of Boston         Fund          Total
                                      ---------------------------------------------------------------------------
Interest and dividends                 $  647,464      $    94,231    $  348,590      $   86,821   $ 3,925,847
Appreciation (depreciation)               (99,218)        (888,202)       89,123               -      (145,252)
                                      ---------------------------------------------------------------------------
Total investment (loss) income            548,246         (793,971)      437,713          86,821     3,780,595

Contributions:
   Employer                                96,184          274,558        43,127               -     1,764,286
   Participants                           264,357          794,759       124,072               -     2,831,614
                                      ---------------------------------------------------------------------------
                                          360,541        1,069,317       167,199               -     4,595,900
                                      ---------------------------------------------------------------------------
Total additions                           908,787          275,346       604,912          86,821     8,376,495

   Benefit payments                       602,287          844,153       361,226         200,016    13,743,148
   Administrative expenses                    216              566           133               -        85,128
                                      ---------------------------------------------------------------------------
Total deductions                          602,503          844,719       361,359         200,016    13,828,276
                                      ---------------------------------------------------------------------------

Transfer of assets between funds        5,263,474       12,644,479     4,140,132        (402,670)            -
Transfer of assets (to) from other        (29,670)         (29,670)       (5,650)        (29,104)     (540,817)
   plans
                                      ---------------------------------------------------------------------------
Net increase (decrease)                 5,540,088       12,045,436     4,378,035        (544,969)   (5,992,598)
Net assets available for benefits at
   beginning of year                            -                -             -       1,926,155    61,921,265
                                      ---------------------------------------------------------------------------
Net assets available for benefits
   at end of year                      $5,540,088      $12,045,436    $4,378,035      $1,381,186   $55,928,667
                                      ===========================================================================

See accompanying notes.

                     Golden Comprehensive Security Program

                         Year ended December 31, 1995

                                                                                                    Parent           Interest
                                                            Conservative       Aggressive          Company         Accumulation
                                                             Equity Fund       Equity Fund        Stock Fund           Fund
                                                          -----------------------------------------------------------------------
Interest                                                       $        -        $    1,296        $     5,310       $ 2,748,433
Dividends                                                         321,772           226,035                  -                 -
Appreciation (depreciation)                                       855,840         1,236,090            (89,471)                -
                                                          -----------------------------------------------------------------------
Total investment (loss) income                                  1,177,612         1,463,421            (84,161)        2,748,433

Contributions:
   Employer                                                       198,730           190,211             68,061         1,610,292
   Participants                                                   514,335           532,658            168,464         1,731,561
Transfer of assets (to) from other funds                          494,892           598,562           (332,970)         (740,876)
                                                          -----------------------------------------------------------------------
Total additions                                                 2,385,569         2,784,852           (180,606)        5,349,410

Deductions:
   Benefit payments                                               821,794           889,803            344,371         8,193,415
   Administrative expenses                                          9,105             8,945              2,548           145,495
                                                          -----------------------------------------------------------------------
Total deductions                                                  830,899           898,748            346,919         8,338,910
                                                          -----------------------------------------------------------------------

Net increase (decrease)                                         1,554,670         1,886,104           (527,525)       (2,989,500)
Net assets available for benefits at beginning of year          4,971,387         3,969,885          1,269,319        49,860,770
                                                          -----------------------------------------------------------------------
Net assets available for benefits at end of year               $6,526,057        $5,855,989        $   741,794       $46,871,270
                                                          =======================================================================

                                                           Loan
                                                           Fund           Total
                                                          ----------------------------
Interest                                                  $  135,671    $ 2,890,710
Dividends                                                          -        547,807
Appreciation (depreciation)                                        -      2,002,459
                                                          ----------------------------
Total investment (loss) income                               135,671      5,440,976

Contributions:
   Employer                                                        -      2,067,294
   Participants                                                    -      2,947,018
Transfer of assets (to) from other funds                     (19,608)             -
                                                          ----------------------------
Total additions                                              116,063     10,455,288

Deductions:
   Benefit payments                                          419,309     10,668,692
   Administrative expenses                                         -        166,093
                                                          ----------------------------
Total deductions                                             419,309     10,834,785
                                                          ----------------------------

Net increase (decrease)                                     (303,246)      (379,497)
Net assets available for benefits at beginning of year     2,229,401     62,300,762
                                                          ----------------------------
Net assets available for benefits at end of year          $1,926,155    $61,921,265
                                                          ============================

See Accompanying notes.

                     Golden Comprehensive Security Program

                         Notes to Financial Statements

                               December 31, 1996



1. DESCRIPTION OF THE PLAN

The following description of the Golden Comprehensive Security Program (the
Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is a contributory defined contribution plan covering all eligible employees of Golden Books Publishing Company, Inc., formerly known as Western Publishing Company, Inc. (the Company). The Company is a subsidiary of Golden Books Family Entertainment, Inc. (Parent Company) formerly known as Western Publishing Group, Inc. Employees of any United States subsidiary of the Parent Company which adopts the Plan, with the consent of the Company, who meet certain eligibility requirements are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Each employee becomes a participant of the Plan on specified monthly entry dates after meeting the following requirements:

a. Is a salaried employee or a member of a group or class of employees to whom the Plan has been extended by the Board of Directors of the Company; and

b. Is not a member of a collective bargaining unit of employees represented by a collective bargaining representative, except to the extent that an agreement between the participating company (employer) and such representative extends the Plan to such unit of employees; and

c.   Has completed one year of continuous employment (as defined in the Plan).

Participants may elect to make contributions to the Plan in amounts based on a percentage of compensation, as defined in the Plan. A participating employee's total contribution is limited to not less than 1% and not more than 16% of compensation. Income deferral contributions were limited to no more than $9,500 and $9,240 in 1996 and 1995, respectively, in accordance with the Internal Revenue Code (Code).

Each participating employer annually contributes to the Plan an amount equal to 3% of the aggregate compensation of participants entitled to share in the contribution for that year. In addition, each employer will contribute for a participant an amount equal to 60% of the first 6% of "income deferral contributions" made by, or on behalf of the participant.

                     Golden Comprehensive Security Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions are reduced by any forfeitures to be credited for the applicable period. Forfeitures for 1996 and 1995 totaled $122,627 and $156,007, respectively. The employers' contributions are invested in the Interest Accumulation Fund. Amounts credited to a participant's account are designated as "Plan Credits."

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and all or part of their account balances among any of the Plan's investment alternatives.

Interest, dividends and net realized and unrealized gains and losses on Plan investments are allocated to participants' accounts monthly based on their proportionate share of the applicable fund's assets.

The employers' 3% contribution for each plan year is allocated to the participants' accounts pro rata based on the eligible compensation paid to the participant by the employer in that year.

If a participant's employment terminates for any reason other than retirement, disability or death, the participant is entitled to receive Plan Credits resulting from employer contributions which are then vested according to the following schedule:

                                                         Vested Percentage
      Years of Continuous Employment                        of Employer
            Employment                                Contribution Account
  ---------------------------------------          ----------------------------

  Less than 1                                                   0%
  1 but less than 2                                            25
  2 but less than 3                                            50
  3 but less than 4                                            75
  4 or more                                                   100

Balances in a participant's income deferral contribution account, participant contribution account and prior plan account are fully vested at all times.

In the event of a participant's retirement, disability or death, Plan Credits not previously vested become fully vested and are not subject to forfeiture, and all Plan Credits become immediately distributable in the manner described below.

                     Golden Comprehensive Security Program

1. DESCRIPTION OF THE PLAN (CONTINUED)

When a participant's employment terminates for any reason, all vested Plan Credits of the participant may be distributed to the participant or, in the event of death, to the beneficiary by one or both of the following methods:

a.   By a lump-sum distribution of any or all Plan Credits.

b. By applying the cash equivalent of any or all such Plan Credits towards the purchase of an annuity contract, subject to certain requirements as defined in the Plan.

A participant may elect to defer distribution of vested Plan Credits until age 701/2.

No more often than once per quarter, a participant may elect to withdraw all or any portion of the net credit balance in the participant's contribution account, prior plan account or rollover account. Participants may borrow, up to certain limits, against their account balance. The loan must be repaid over a period not to exceed 60 months unless the proceeds were used for the purchase of a primary residence in which case it must be repaid within 240 months. Generally, loan repayments are made by payroll deduction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting.

INVESTMENTS

The Plan participates in investment accounts under the Western Publishing Group, Inc. Master Retirement Trust (the Master Trust). Investment income, realized gains and losses on investment transactions, expenses and investment appreciation or depreciation on assets held in the Master Trust are allocated monthly to each fund under the Plan based on its proportionate share of Master Trust assets. Plan participation in the Master Trust is adjusted monthly for withdrawals for benefit payments to Plan participants and for contributions made to the Plan.

                     Golden Comprehensive Security Program

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in the Master Trust pooled investment accounts and parent company stock are valued at fair value based on quoted redemption values on the last business day of the Plan year. Investments in guaranteed income contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest, less benefit payments. This is a fully benefit responsive investment contract, as that terminology is defined in AICPA Statement of Position (SOP) No. 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." As such, these contracts will continue to be carried at contract value. Participant loans are valued at the remaining unpaid principal amount of the loans, which approximates fair value.

EXPENSES

Plan expenses are generally charged to the Plan.

BENEFITS PAYABLE

Net assets available for benefits included benefits of $1,759,203 and $2,571,157 due to participants who have withdrawn from participation in the Plan as of December 31, 1996 and 1995, respectively.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST

Assets held by the Master Trust, including a separate identification of those investments that represent 5% or more of the Master Trust's fair value of its total investments, at December 31, are as follows:

                                                                                1996            1995
                                                                          ---------------------------------
Investments in pooled investment funds, at fair value determined by quoted market price:
     Conservative Equity Fund (Evergreen Total Return Fund)                   $         -      $10,545,114
     Aggressive Equity Fund (Evergreen Fund)                                            -        9,909,884
     Bankers Trust Pyramid Directed Account Cash Fund                                   -       11,613,920
     Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                             -        4,032,134
     Bankers Trust Pyramid Short/Intermediate Term Bond Fund                            -        4,029,000
     Bankers Trust Pyramid Equity Index Fund                                            -        4,025,762
     Bankers Trust Pyramid Discretionary Cash Fund                                      -              775

     Putnam Funds:
       George Putnam Fund*                                                      6,577,962                -
       Growth and Income Fund*                                                 13,275,325                -
       Investors Fund*                                                          7,510,088                -
       Global Growth Fund*                                                      5,362,965                -
       New Opportunities Fund*                                                 16,792,971                -
                                                                          ---------------------------------
                                                                               49,519,311       44,156,589
Less amounts allocated to other plans                                          15,242,370       24,349,945
                                                                          =================================
                                                                              $34,276,941      $19,806,644
                                                                          =================================



*Represents more than 5% of Master Trust total investments.

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                                1996            1995
                                                                          ---------------------------------
Investments in guaranteed income contracts, at contract value:
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-1, 5.5%                                              $          -      $6,056,993
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-2, 5.5%                                                         -       3,255,475
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-3, 5.5%                                                         -         285,613
   Principal Mutual Life Insurance Company
     Contract #GA4-6187-4, 5.5%                                                         -         292,362
   New York Life Insurance Company
     Contract #GA-06701-1, 5.47%                                                        -       3,033,171
   New York Life Insurance Company
     Contract #GA-06701-2, 5.47%                                                        -       1,557,061
   New York Life Insurance Company
     Contract #GA-06701-3-1, 5.47%                                                      -          90,145
   New York Life Insurance Company
     Contract #GA-06701-4, 5.47%                                                        -          51,088
   New York Life Insurance Company
     Contract #GA-06701-3-1, 6.40%*                                             4,739,091       5,765,430
   New York Life Insurance Company
     Contract #GA-06701-3-2, 6.40%                                              2,697,299       3,095,764
   New York Life Insurance Company
     Contract #GA-06701-3-3, 6.40%                                                 73,572          90,984
   New York Life Insurance Company
     Contract #GA-06701-3-4, 6.40%                                                 74,794          90,860
   Continental Assurance Company
     Contract #GP-13137-006, 6.05%*                                             5,407,145       6,463,809
   Continental Assurance Company
     Contract #GP-13137-016, 6.05%                                              4,187,693       4,408,975
   Continental Assurance Company
     Contract #GP-13137-026, 6.05%                                                195,310         216,837
   Continental Assurance Company
     Contract #GP-13137-036, 6.05%                                                263,779         263,718
   Hartford Life Insurance Company
     Contract #GA3-10145-AA, 5.94%*                                             6,416,004       7,110,444
   Hartford Life Insurance Company
     Contract #GA3-10145-A, 5.94%                                               1,927,949       2,863,962


*Represents more than 5% of Master Trust total investments.

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST (CONTINUED)

                                                                                1996            1995
                                                                          ---------------------------------
Investments in guaranteed income contracts, at contract value continued:
     Hartford Life Insurance Company
       Contract #GA3-10145-AZ, 5.94%                                        $     163,288    $     183,196
     Hartford Life Insurance Company
       Contract #GA3-10145-01, 5.94%                                               64,511           77,574
     Metropolitan Life Insurance Company
       Contract #GA-13981-069, 7.47%                                            3,473,282        8,841,704
     Metropolitan Life Insurance Company
       Contract #GA-13981-169, 7.47%                                            2,072,688        4,598,941
     Metropolitan Life Insurance Company
       Contract #GA-13981-269, 7.47%                                              225,148          485,141
     Metropolitan Life Insurance Company
       Contract #GA-13981-369, 7.47%                                              232,182          480,348
     Metropolitan Life Insurance Company
       Contract #A-13823-069, 6.63%                                               800,845        1,006,357
     Metropolitan Life Insurance Company
       Contract #A-13823-169, 6.63%                                               627,239          682,122
     Metropolitan Life Insurance Company
       Contract #A-13823-269, 6.63%                                                38,082           40,443
     Metropolitan Life Insurance Company
       Contract #A-13823-369, 6.63%                                                69,252           70,807
     Other Investments                                                            717,399                -
                                                                          ---------------------------------
                                                                               34,466,552       61,459,324
     Less amounts allocated to other plans                                     16,266,259       23,181,416
                                                                          ---------------------------------
                                                                              $18,200,293      $38,277,908
                                                                          =================================

Investments in the Parent Company's stock, at fair value determined by
   quoted market price                                                         $1,731,958     $  1,021,222
Less amounts allocated to other plans                                             647,514          420,296
                                                                          =================================
                                                                               $1,084,444     $    600,926
                                                                          =================================

Loans receivable from participants, at estimated fair value                    $3,027,117       $3,367,681
Less amounts allocated to other plans                                           1,645,931        1,458,751
                                                                          =================================
                                                                               $1,381,186       $1,908,930
                                                                          =================================

                     Golden Comprehensive Security Program

3. INVESTMENTS IN MASTER TRUST (CONTINUED)

Interest and dividend income earned by the Master Trust during 1996 and 1995 was as follows:

                                                                             1996               1995
                                                                       ------------------ -----------------
Interest and dividend income earned by the Master Trust                     $6,320,426         $5,283,748
Less amount allocated to other plans                                         2,394,579          1,845,231
                                                                       ================== =================
                                                                            $3,925,847         $3,438,517
                                                                       ================== =================

4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS

During 1996 and 1995, the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value and were allocated to the Plan as follows:

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    -------------------- ------------------
Year ended December 31, 1996

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)               $    185,083         $         -
   Aggressive Equity Fund (Evergreen Fund)                                   244,399                   -

   Putnam Funds:
     George Putnam Fund                                                      131,763           6,577,962
     Growth and Income Fund                                                  325,334          13,275,325
     Investors Fund                                                         (131,110)          7,510,088
     Global Growth Fund                                                      (39,872)          5,362,965
     New Opportunities Fund                                               (1,213,686)         16,792,971

Investments in the Parent Company's stock, at fair value
   determined by quoted market price                                         435,108           1,731,958
                                                                    -------------------- ------------------
                                                                             (62,981)         51,251,269
Less amounts allocated to other plans                                         82,271          15,889,884
                                                                    ==================== ==================
                                                                        $   (145,252)        $35,361,385
                                                                    ==================== ==================

                                                                            13



                     Golden Comprehensive Security Program

                   Notes to Financial Statements (continued)


4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF MASTER TRUST INVESTMENTS (CONTINUED)

                                                                     Net Realized and
                                                                        Unrealized
                                                                       Appreciation
                                                                     (Depreciation) in
                                                                     Fair Value During     Fair Value at
                                                                         the Year           End of Year
                                                                    -------------------- ------------------
Year ended December 31, 1995

Investments at fair value as determined by quoted market prices:
   Conservative Equity Fund (Evergreen Total Return Fund)               $  1,144,873         $10,545,114
   Aggressive Equity Fund (Evergreen Fund)                                 1,720,461           9,909,884
   Bankers Trust Pyramid Directed Account Cash Fund                                -          11,613,920
   Bankers Trust Pyramid Intermediate/Long-Term Bond Fund                          -           4,032,134
   Bankers Trust Pyramid Short/Intermediate Term Bond Fund                         -           4,029,000
   Bankers Trust Pyramid Equity Index Fund                                         -           4,025,862
   Bankers Trust Pyramid Discretionary Cash Fund                                   -                 775
Investments in the Parent Company's stock, at fair value
   determined by quoted market price                                        (188,673)          1,021,222
                                                                    -------------------- ------------------
                                                                           2,676,661          45,177,811
Less amounts allocated to other plans                                        674,202          24,770,241
                                                                    ==================== ==================
                                                                        $  2,002,459         $20,407,570
                                                                    ==================== ==================

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 24, 1995, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

                     Golden Comprehensive Security Program

6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's trustees have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


June 30, 1997                            Golden Comprehensive Security Program



                                         By: /s/ Philip Galanes
                                                Philip Galanes
                                                Member of Benefits Plan
                                                Administration Committee

EXHIBIT INDEX



Exhibit             Document Description
Number
------

23.1                Consent of Ernst & Young LLP
23.2                Consent of Deloite & Touche